December 14, 2018

Joseph E. Scalzo
President and Chief Executive Officer
The Simply Good Foods Company
1225 17th Street, Suite 1000
Denver, CO 80202

       Re: The Simply Good Foods Company
           Registration Statement on Form S-3
           Filed December 6, 2018
           File No. 333-228696

Dear Mr. Scalzo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources